Form N-SAR, Sub-Item 77E
Legal Proceedings


Nuveen Credit Strategies Income Fund
f/k/a Nuveen Multi-Strategy Income and Growth Fund 2

333- 105859
811-21333

    Thirty-three Nuveen leveraged closed-end funds (including the Nuveen Multi-Strategy Income and
Growth Fund 2 (symbol JQC ) (hereafter, the Fund ) were the subject of a putative shareholder derivative action complaint filed on February 18, 2011 in the Circuit Court of Cook County, Illinois, Chancery Division (the
 Cook County Chancery Court ) captioned Martin Safier, et al., v. Nuveen Asset Management, et al. (the
 Complaint ). The Complaint was filed on behalf of purported holders of each funds common shares and also names Nuveen Fund Advisors as a defendant, together with current and former officers and a trustee of each of the funds (together with the nominal defendants, collectively, the Defendants ). The Complaint alleged that Nuveen Fund Advisors (the funds investment adviser) and the funds officers and Board of Directors or Trustees, as applicable (the Board of Trustees ) breached their fiduciary duties by favoring the interests of holders of the funds auction rate preferred shares
( ARPS ) over those of its common shareholders in connection with each funds ARPS refinancing and/or redemption activities.

    The suit sought a declaration that the Defendants breached their fiduciary duties, indeterminate monetary damages in favor of the funds and an award of plaintiffs costs and disbursements in pursuing the action. On April
29, 2011, each of the Defendants filed a motion to dismiss the Complaint. By decision dated December 16, 2011, the Court granted the Defendants Motion to Dismiss with prejudice and the plaintiffs failed to appeal that decision within the required time frame.